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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*


                      Martha Stewart Living Omnimedia, Inc.
                                (Name of Issuer)

                 Class A Common Stock, par value $0.01 per share
                         (Title of class of securities)

                                    573083102
                                 (CUSIP number)

                              Thomas Roberts, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8479
                  (Name, address and telephone number of person
               authorized to receive notices and communications)

                                 August 30, 2005
             (Date of event which requires filing of this statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [_].

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)
                               (Page 1 of 5 pages)

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
CUSIP No.  573083102                           Schedule 13D                                    Page 2 of 5


           1             NAMES OF REPORTING PERSONS
                         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (entities only)

                         M. Stewart, Inc.
                         IRS ID No. 06-1560815

           2             CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:
                                                                                                  (a)    [_]
                                                                                                  (b)    [x]

           3             SEC USE ONLY

           4             SOURCE OF FUNDS:                                             N/A

           5             CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
                         PURSUANT TO ITEM 2(d) OR 2(e):                                                  [x]

           6             CITIZENSHIP OR PLACE OF ORGANIZATION:       Delaware
   NUMBER OF SHARES
                                  7        SOLE VOTING POWER:
                                           10,648 shares of Class A Common Stock

 BENEFICIALLY OWNED BY            8        SHARED VOTING POWER
                                           0 shares of Class A Common Stock (See Item 5)
        EACH
      REPORTING                   9        SOLE DISPOSITIVE POWER:
                                           10,648 shares of Class A Common Stock

      PERSON WITH                 10       SHARED DISPOSITIVE POWER:
                                           0 shares of Class A Common Stock (See Item 5)

          11             AGGREGATE AMOUNT BENEFICIALLY OWNED BY REPORTING
                         PERSON:  10,648 shares of Class A Common Stock  (See Item 5)

          12             CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
                         CERTAIN SHARES:                [x] (See Item 5)

          13             PERCENT OF CLASS REPRESENTED BY AMOUNT  IN ROW (11):
                                                                                     Less than 1% (See Item 5)

          14             TYPE OF REPORTING PERSON:                                    CO

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
CUSIP No.  573083102               Schedule 13D                    Page 3 of 5

                            Statement on Schedule 13D

           This Amendment No. 1 ("Amendment No. 1") amends the Statement on
Schedule 13D filed on August 2, 2005 (as amended, the "Schedule 13D"), by and on behalf of M. Stewart, Inc. (the "Reporting Person").

           Except as otherwise indicated, capitalized terms used herein and not defined herein have the meanings ascribed thereto in the Schedule 13D.

ITEM 4.  PURPOSE OF TRANSACTION.

           Item 4 of the Schedule 13D is amended and supplemented by adding the following after the last paragraph thereof:

         THE GIFT

           On August 30, 2005, Martha Stewart made a gift of 1,000,000 shares of Class A Common Stock to the Martha and Alexis Stewart Charitable Foundation (the "Foundation"), of which Martha Stewart and Alexis Stewart are co-trustees.

           Except as indicated above, the information set forth in Item 4 of the
Schedule 13D remains unchanged.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

           Part (a) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

           (a) As of the date hereof, the Reporting Person beneficially owns 10,648 shares of Class A Common Stock.

           The Reporting Person owns an aggregate of less than 1% of the Company's Class A Common Stock, which is calculated based on a total of 23,778,627 shares of Class A Common Stock outstanding as of August 3, 2005, as reported in the Company's Quarterly Report on Form 10-Q for the period ended June 30, 2005.

           By virtue of the relationships described in Item 4 above, the Reporting Person may be deemed to have become a member of a group for purposes of Section 13(d)(3) of the Exchange Act. For purposes of disclosing the number of shares beneficially owned by the Reporting Person, the Reporting Person may also be deemed a beneficial owner, with shared voting and dispositive power, of an additional 267,600 shares of Class A Common Stock owned beneficially and directly by Martha Stewart, 27,623,512 shares of Class B Common Stock owned beneficially and directly by MSFLP, each of which is convertible at the option of the holder into one share of Class A Common Stock, 29,816 shares of Class A Common Stock owned beneficially and directly by the 1999 Trust, 37,270 shares of Class A Common Stock owned beneficially and directly by the 2000 Trust and, as a result of the gift described in Item 4 above, 1,000,000 shares of Class A Common Stock owned beneficially and directly by the Foundation, for a total beneficial ownership of 28,968,846, which represents 56.1% of the shares of Class A Common Stock outstanding. The Reporting Person disclaims beneficial ownership of all such securities, and this report shall not be deemed to be an admission that it is the beneficial owner of such securities. MSFLP and Martha Stewart, individually, as the sole general partner of MSFLP and as co-trustee or trustee, as applicable, of each of the Trusts and the Foundation, report separately on
Schedule 13G. The 1999 Trust, the 2000 Trust, Lawrence Shire, as co-trustee of the 2000 Trust, Alexis Stewart, individually and as co-trustee of the Foundation, and the Foundation report separately on Schedules 13D.

CUSIP No.  573083102               Schedule 13D                    Page 4 of 5

           Part (d) of Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

           (d) (i) Martha Stewart is the record owner of 27,891,112 shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own and has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Class A Common Stock.

               (ii) The 1999 Trust is the record owner of 29,816 shares of Class
A Common Stock that the Reporting Person may be deemed to beneficially own.
Martha Stewart, as the sole trustee of the 1999 Trust, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Class A Common Stock.

               (iii) The 2000 Trust is the record owner of 37,270 shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own. Lawrence Shire and Martha Stewart, as co-trustees of the 2000 Trust, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Class A Common Stock.

               (iv) The Foundation is the record owner of 1,000,000 shares of Class A Common Stock that the Reporting Person may be deemed to beneficially own. Martha Stewart and Alexis Stewart, as co-trustees of the Foundation, have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such shares of Class A Common Stock.

           Except as provided herein, no person other than each respective owner referred to herein of Class A Common Stock is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such Class A Common Stock.

           Except as indicated above, the information set forth in Item 5 of the
Schedule 13D remains unchanged.



             [The remainder of this page intentionally left blank.]

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CUSIP No.  573083102               Schedule 13D                    Page 5 of 5


                                    Signature

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: August 30, 2005


M. STEWART, INC.


By: /s/ Martha Stewart
    -----------------------------
    Martha Stewart
    President













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                                   SCHEDULE I

                       DIRECTORS AND EXECUTIVE OFFICERS OF

                                M. STEWART, INC.

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

Name and Business Address            Citizenship                              Title
-------------------------            -----------                              -----

Martha Stewart*                     United States                Chairman of the Board, President
11 West 42nd Street
New York, New York 10036

Alexis Stewart                      United States                           Secretary
19 Newtown Turnpike
2nd Floor
Westport, Connecticut 06880


* In addition to serving as the Chairman of the Board and President of M. Stewart, Martha Stewart is also a controlling person by virtue of owning 100% of the common shares of M. Stewart outstanding as of August 30, 2005.